SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of
 1934
November 30, 2016
Commission File Number 001-14978

 SMITH & NEPHEW plc
(Registrant's name)

 15 Adam Street
London, England WC2N 6LA
(Address of registrant's principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F X                Form 40-F
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[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]
Yes                        No X
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[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

Yes                      No X
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[Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the
Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of
1934.]

Yes                  No X
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If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

Graham Baker appointed Chief Financial Officer

30 November 2016

Smith & Nephew plc (LSE:SN, NYSE:SNN), the global medical technology business, today announces the appointment of Graham Baker as Chief Financial Officer. He will formally begin the role on 1 March 2017 when he will also be appointed to the Board as an Executive Director.

Graham joins from Alvogen, a fast-growing generic pharmaceuticals company, where he is Chief Financial Officer. Alvogen has 35 offices globally across US, Europe and Asia and is owned by the founder and major private equity firms led by CVC and Temasek.

Prior to Alvogen, Graham worked for AstraZeneca PLC for 20 years, holding multiple senior roles  including, most recently, Vice President, Finance , International (2013-2015) with responsibility for all emerging markets, Vice President, Global Financial Services (2010-2013) and Vice President Finance & Chief Financial Officer, North America (2008-10).

Graham qualified as a Chartered Accountant and Chartered Tax Advisor with Arthur Andersen. He is a British national.

Olivier Bohuon, Chief Executive Smith & Nephew, commented:

"Graham's blue-chip experience, deep sector knowledge and extensive exposure to established and emerging markets set him apart as the ideal next CFO for Smith & Nephew. He has a strong track record of delivering operational excellence and has relevant experience across major finance roles and geographic markets, leading large teams responsible for significant budgets. With his hands-on approach, I have no doubt that he will successfully ensure effective financial stewardship for Smith & Nephew."

Graham Baker commented:

"It took a compelling opportunity to tempt me from Alvogen, but I could not ignore the potential of this role and the business at Smith & Nephew.  I look forward to joining the Board and working with Olivier and his team to deliver further success in the business, as well as ensuring that the Finance function adds ever more value, as Smith & Nephew continues its transformation."

No further disclosure obligations arise under paragraphs (1) to (6) of LR 9.6.13 R of the UK Listing Authority's Listing Rules in respect of this appointment.

Remuneration
Mr Baker will be paid in accordance with the Remuneration Policy approved by shareholders in 2014, as set out in the Annual Report 2015. He will receive a base salary of £510,000 per annum and participate in the Annual Incentive Plan (cash and equity) and the Performance Share Plan. He will also receive a payment in lieu of pension and standard benefits as set out in the Annual Report. An updated Remuneration Policy will be put to shareholders for approval at the 2017 AGM and any future awards will be subject to performance conditions and measures in force at the time of the award. His notice period will be 6 months, 12 months from the Company. No additional payment will be made on recruitment.

Enquiries

Investors
Ingeborg Øie                                                                           +44 (0) 20 7960 2285
Smith & Nephew

Media
Charles Reynolds                                                                   +44 (0) 1923 477314
Smith & Nephew

Ben Atwell / Matthew Cole                                                  +44 (0) 20 3727 1000
FTI Consulting

About Smith & Nephew
Smith & Nephew is a global medical technology business dedicated to helping healthcare professionals improve people's lives. With leadership positions in Orthopaedic Reconstruction, Advanced Wound Management, Sports Medicine and Trauma & Extremities, Smith & Nephew has around 15,000 employees and a presence in more than 100 countries. Annual sales in 2015 were more than $4.6 billion. Smith & Nephew is a member of the FTSE100 (LSE:SN, NYSE:SNN).
For more information about Smith & Nephew, please visit our website www.smith-nephew.com, follow @SmithNephewplc on Twitter or visit SmithNephewplc on Facebook.com.

Forward-looking Statements
This document may contain forward-looking statements that may or may not prove accurate. For example, statements regarding expected revenue growth and trading margins, market trends and our product pipeline are forward-looking statements. Phrases such as "aim", "plan", "intend", "anticipate", "well-placed", "believe", "estimate", "expect", "target", "consider" and similar expressions are generally intended to identify forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause actual results to differ materially from what is expressed or implied by the statements. For Smith & Nephew, these factors include: economic and financial conditions in the markets we serve, especially those affecting health care providers, payers and customers; price levels for established and innovative medical devices; developments in medical technology; regulatory approvals, reimbursement decisions or other government actions; product defects or recalls or other problems with quality management systems or failure to comply with related regulations; litigation relating to patent or other claims; legal compliance risks and related investigative, remedial or enforcement actions; disruption to our supply chain or operations or those of our suppliers; competition for qualified personnel; strategic actions, including acquisitions and dispositions, our success in performing due diligence, valuing and integrating acquired businesses; disruption that may result from transactions or other changes we make in our business plans or organisation to adapt to market developments; and numerous other matters that affect us or our markets, including those of a political, economic, business, competitive or reputational nature. Please refer to the documents that Smith & Nephew has filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including Smith & Nephew's most recent annual report on Form 20-F, for a discussion of certain of these factors. Any forward-looking statement is based on information available to Smith & Nephew as of the date of the statement. All written or oral forward-looking statements attributable to Smith & Nephew are qualified by this caution. Smith & Nephew does not undertake any obligation to update or revise any forward-looking statement to reflect any change in circumstances or in Smith & Nephew's expectations.

◊ Trademark of Smith & Nephew. Certain marks registered US Patent and Trademark Office.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Smith & Nephew Plc
(Registrant)

Date: November 30, 2016

By: /s/ Susan Swabey
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                                                                                                                              Susan Swabey
                                                                                                                      Company Secretary